[CLEAN DIESEL LOGO]

November 16, 2011

Submitted Via Edgar

Ms. Pamela A. Long

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Clean Diesel Technologies, Inc.
Registration Statement on Form S-1 Filed October 13, 2011
File No. 333-177309

Dear Ms. Long:

We have reviewed the November 9, 2011 letter from the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC” or the “Commission”) concerning the Registration Statement on Form S-1 of Clean Diesel Technologies, Inc. (“Clean Diesel”) filed with the SEC on October 13, 2011 (the “Form S-1”).

We have set forth below the text of each of the Staff’s comments set forth in its comment letter, followed by Clean Diesel’s response. Simultaneously with this letter, Clean Diesel is also filing Amendment No. 1 to the Form S-1 (the “Form S-1/A”) with the SEC to reflect Clean Diesel’s responses to such comments.

General

SEC Comment:

1. Please note that our equity line accommodation extends only to equity line financings registered as indirect primary offerings where the number of shares registered is 1/3 or less of the number of the company’s presently outstanding shares held by non-affiliates. To register the amount of shares that you are proposing, you would have to be eligible to conduct a primary offering on Form S-3. Please reduce the number of shares that you are registering to an amount no more than 1/3 of your presently outstanding shares held by non-affiliates.

Response:

We have reduced the number of shares to be registered to 1,823,577 shares, which represents 1/3 or less of Clean Diesel’s presently outstanding shares held by non-affiliates.

SEC Comment:

2. Please clarify for us, with a view toward disclosure, the circumstances under which you would decide to issue the additional commitment fee shares, and how you would determine the “pro rata” amount. For example, do you intend for this amount to be proportionate to the percentage of the 2.5 million shares you are registering that are the subject of a put? Does the market value of the shares at the time of the put have an impact on the number of additional commitment shares you may decide to issue? We may have additional comments upon review of your response.

Response:

Pursuant to the terms of the Purchase Agreement dated October 7, 2011 (the “Purchase Agreement”) between Clean Diesel and Lincoln Park Capital Fund, LLC (“LPC”), Clean Diesel will issue to LPC an aggregate 80,494 additional commitment shares pro rata as LPC purchases shares from Clean Diesel under the Purchase Agreement. The actual number of additional commitment shares to be issued to LPC by Clean Diesel in connection with any purchase of shares by LPC under the Purchase Agreement will be equal to the product of (x) 80,494 and (y) [the dollar amount purchased by LPC/$10,000,000], subject to a maximum aggregate 80,494 shares. If Clean Diesel does not elect to sell any shares of its common stock to LPC under the Purchase Agreement, LPC will not receive any additional commitment shares. The total number of additional commitment shares to be issued is based on the dollar amount of shares sold to LPC pursuant to the Purchase Agreement and will not vary based on the actual number of shares sold to LPC pursuant to the Purchase Agreement. The number of additional commitment shares was fixed at 80,484 at the signing of the Purchase Agreement and will not vary with any changes in the market value of Clean Diesel’s common stock, nor vary with the amount of shares Clean Diesel is registering with the Commission.

For example, if Clean Diesel elects to sell to LPC $500,000 of shares of common stock as provided in the Purchase Agreement, Clean Diesel will issue to LPC 4,024 additional shares of its common stock as “Additional Commitment Shares.” If such issuance were the first issuance of Additional Commitment Shares (as such term is defined in the Purchase Agreement) to LPC, 76,470 shares of common stock would remain to be issued pro rata to LPC as “Additional Commitment Shares” when, and if, Clean Diesel elects to sell stock to LPC pursuant to the Purchase Agreement. The actual number of shares sold to LPC pursuant to the Purchase Agreement for such $500,000 will vary depending on the market price of Clean Diesel’s common stock as provided in the Purchase Agreement.

We have also revised the disclosure in the Form S-1/A to clarify this for investors in our company. See pages 2 and 13.

Table of Contents, page i

SEC Comment:

3. Please remove the last clause of the fourth paragraph that states, “we cannot assure you as to the accuracy or completeness of this information.” In this regard, we note that investors are entitled to rely upon, and you may not disclaim your responsibility for, the information included in the prospectus. Please also comply with this comment in regards to the statement in your Selling Stockholder section that the information included therein “was obtained from the selling stockholder but has not been independently verified by [you].”

Response:

We have revised the disclosure as requested. See pages i and 16.

Summary, page 1

SEC Comment:

4. Please disclose in your prospectus summary the current number of shares that LPC may sell based on the current market price of your shares and ignoring any restrictions on the number of shares that LPC can own at any time.

Response:

We have revised the disclosure as requested. See page 1.

The LPC Transaction, page 13 General, page 13

SEC Comment:

5. Please discuss the likelihood that you will ever receive the full amount of proceeds available under the equity line agreement.

Response:

Initially, Clean Diesel does not have the obligation to sell any shares to LPC under the Purchase Agreement. As noted in Clean Diesel’s press release dated October 11, 2011 (and filed with the Commission as Exhibit 99.1 on Form 8-K on the same date) and in its press release dated November 10, 2011 discussing its earnings for the period ended September 30, 2011, Clean Diesel entered into the Purchase Agreement with LPC to provide it with the flexibility it may need to strategically grow its business. Clean Diesel also noted in its discussion of its liquidity and capital resources in its most recent Form 10-Q for the period ended September 30, 2011 filed with the Commission on November 10, 2011, that Clean Diesel entered into the Purchase Agreement to address a potential need for capital. Accordingly, unless Clean Diesel elects to avail itself of the equity line facility, Clean Diesel will not receive any proceeds from LPC under the Purchase Agreement.

The rules and regulations of the NASDAQ could also limit Clean Diesel’s ability to receive the full $10,000,000 of proceeds available under the equity line agreement. Under NASDAQ Stock Market Rule 5635(d), shareholder approval is required for Clean Diesel to issue common stock (or securities convertible into or exercisable for common stock) equal to 20% or more of its common stock or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock. Accordingly, if Clean Diesel’s stock price were to decrease such that the average purchase price for all sales, if any, to LPC pursuant to the Purchase Agreement was below the “Base Price” (as defined in the Purchase Agreement, currently $3.014 per share), Clean Diesel would be limited to a maximum of approximately $4,325,072 of proceeds (or 1,434,994 shares at $3.014 per share), absent receiving shareholder approval.

The rules and regulations of the Commission could also limit Clean Diesel’s ability to receive the full $10,000,000 of proceeds available under the equity line facility. Under current Commission guidance, Clean Diesel may only register 1/3 or less of the number of its presently outstanding shares held by non-affiliates in any single Form S-1 registration statement. Accordingly, Clean Diesel is currently limited to registering 1,823,577 shares of its common stock in the Form S-1/A. Under the terms of the Purchase Agreement, Clean Diesel may not sell shares to LPC under the Purchase Agreement that have not been registered with the Commission. At a price per share of $3.35 (the closing price on November 14, 2011), Clean Diesel is currently limited to $5,704,501 of potential proceeds under the equity line (1,702,836 shares being registered on the Form S-1/A less the 120,741 commitment shares). Until such time as Clean Diesel’s stock price increases, Clean Diesel may not be able to realize the full proceeds under the equity line facility absent registering additional shares on one or more subsequent registration statements.

We have also revised the disclosure in the Form S-1/A to clarify these limits for investors in our company. See page 13.

Events of Default, page 14

SEC Comment:

6. Please revise your disclosure to clarify whether the events of default listed under this heading serve to terminate the agreement or to allow LPC to reject a put or delay acceptance of shares put to it or to do otherwise. We may have additional comments upon review of your response.

Response:

We have revised the disclosure as requested. See page 14.

Plan of Distribution, page 17

SEC Comment:

7. We note your statement at the end of this section that the “offering will terminate on the date that all shares offered by this prospectus have been sold by LPC or when all such shares may be sold without restriction pursuant to Rule 144(b)(1)(i) under the Securities Act.” Given that consistent with our equity line accommodation you have named LPC as an underwriter in your prospectus, please revise your disclosure under this heading to remove the implication that LPC may avoid underwriter status under the Rule 144 safe harbor.

Response:

We have revised the disclosure as requested. See page 17.

Exhibit 5.1

SEC Comment:

8. Please have counsel revise its opinion to ensure that the number of shares to which it refers is consistent with the amount you are registering for resale. We note that the opinion indicates that 2,379,529, rather than 2,379,259, of those shares being registered for resale are issuable as Purchase Shares by the company pursuant the Purchase Agreement.

Response:

Counsel has revised its opinion to reflect 1,823,577 shares, the number of shares being registered for resale. Such opinion has been refiled as Exhibit 5.1 to the Form S-1/A.

* * * *

We further acknowledge that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

If you have any questions regarding our responses to the Staff’s comments, please do not hesitate to contact me at (805) 639-9461, or Marianne C. Sarrazin, of Reed Smith, LLP at (415) 659-5936.

Very truly yours,

By:	/s/ Nikhil A. Mehta
Nikhil A. Mehta
Chief Financial Officer and Treasurer

cc:	Marianne C. Sarrazin, Reed Smith LLP